Issuer Free Writing Prospectus filed pursuant to Rule 433

supplementing the Preliminary Prospectus Supplement dated

October 4, 2012 and the Prospectus dated March 16, 2010

Registration No. 333-165523

PRICING TERM SHEET

ENTERTAINMENT PROPERTIES TRUST

6.625% Series F Cumulative Redeemable Preferred Shares

(Liquidation Preference $25.00 per share)

This term sheet supplements the information set forth in the Issuer’s Preliminary Prospectus Supplement dated October 4, 2012 to the Prospectus dated March 16, 2010.

Issuer:	Entertainment Properties Trust

Title of Shares:	6.625% Series F Cumulative Redeemable Preferred Shares (the “Series F Preferred Shares”)

Number of Shares:	5,000,000 shares

Public Offering Price:	$25.00 liquidation preference per share; $125,000,000 in aggregate liquidation preference

Underwriting Discount:	$0.7875 per share; $3,937,500 total

Net Proceeds (before expenses):	$24.2125 per share; $121,062,500 total

Maturity:	Perpetual (unless redeemed by the Issuer pursuant to its optional redemption right or its special optional redemption right or converted in connection with a Change of Control (as defined below))

Trade Date:	October 4, 2012

Settlement Date:	October 12, 2012 (T+5)

Distribution Rate:	6.625% per annum of the $25.00 liquidation preference (equivalent to $1.65625 per annum per share)

Distribution Payment Dates:	On or about January 15, April 15, July 15 and October 15, commencing on January 15, 2013

Optional Redemption:	The Issuer may not redeem the Series F Preferred Shares prior to October 12, 2017, except as described under “Special Optional Redemption” and in limited circumstances relating to the Issuer’s continuing qualification as a real estate investment trust for U.S. federal income tax purposes (“REIT”). On and after October 12, 2017, the Issuer may, at its option, redeem the Series F Preferred Shares, in whole or in part, at any time at a redemption price of $25.00 per share, plus any accumulated and unpaid distributions to, but not including the redemption date.

Special Optional Redemption:	In connection with a Change of Control, the Issuer may, at its option, redeem the Series F Preferred Shares, in whole or in part, no later than 120 days after the first date on which such Change of Control occurs, at a redemption price of $25.00 per share, plus any accumulated and unpaid distributions to, but not including the redemption date. If, prior to the Change of Control Conversion Date (as defined below), the Issuer has timely provided notice of exercise of its redemption rights with respect to the Series F Preferred Shares (whether pursuant to the Issuer’s optional redemption right or its special optional redemption right), the holders of Series F Preferred Shares will not have the conversion rights described below.

Change of Control:	A “Change of Control” means the following events have occurred and are continuing:

•      the acquisition by any “person” or “group” (within the meaning of Section 13 (d)(3) of the Securities Exchange Act of 1934, as amended) of beneficial ownership, directly or indirectly, through a purchase, merger or other acquisition transaction or series of purchases, mergers or other acquisition transactions of shares of the Issuer entitling that person to exercise more than 50% of the total voting power of all shares of the Issuer entitled to vote generally in elections of trustees (except that such person will be deemed to have beneficial ownership of all securities that such person has the right to acquire, whether such right is currently exercisable or is exercisable only upon the passage of time or occurrence of a subsequent condition); and

•      following the closing of any transaction referred to in the above bullet, neither the Issuer nor the acquiring or surviving entity has a class of common securities (or American Depositary Receipts representing such securities) listed on the New York Stock Exchange, the NYSE MKT or the NASDAQ Stock Market or listed or quoted on an exchange or quotation system that is a successor to the New York Stock Exchange, the NYSE MKT or the NASDAQ Stock Market.

Conversion Rights:	Upon the occurrence of a Change of Control, each holder of Series F Preferred Shares will have the right, unless, prior to the Change of Control Conversion Date, the Issuer has timely provided notice of its exercise of its redemption rights with respect to the Series F Preferred Shares (whether pursuant to the Issuer’s optional redemption right or its special optional redemption right), to convert some or all of the Series F Preferred Shares held by such holder on the Change of Control Conversion Date into a number of the Issuer’s common shares per Series F Preferred Share to be converted equal to the lesser of:

•      the quotient obtained by dividing (1) the sum of the $25.00 liquidation preference plus the amount of any accumulated and unpaid distributions to, but not including the Change of Control Conversion Date (unless the Change of Control Conversion Date is after a record date for a Series F Preferred Share distribution payment and prior to the corresponding Series F Preferred Share distribution payment date, in which case no additional amount for such accumulated and unpaid distribution will be included in this sum) by (2) the Common Share Price (as defined below); and

• 1.1008 (the “Share Cap”), subject to certain adjustments;

subject, in each case, to an aggregate cap on the total number of common shares issuable upon exercise of the change of control conversion right and to provisions for the receipt of alternative consideration as described under “Description of the Series F Preferred Shares—Conversion Rights” in the Preliminary Prospectus Supplement.

If the Issuer has timely provided a redemption notice (whether pursuant to the Issuer’s optional redemption right or its special optional redemption right) in connection with a Change of Control, holders of Series F Preferred Shares will not have any right to convert their Series F Preferred Shares in connection with the Change of Control Conversion Right, and any Series F Preferred Shares subsequently selected for redemption that have been tendered for conversion will be redeemed on the related redemption date instead of converted on the Change of Control Conversion Date.

The “Change of Control Conversion Date” is the date the Series F Preferred Shares are to be converted, which will be a business day selected by the Issuer that is no fewer than 20 days nor more than 35 days after the date on which the Issuer provides the required notice of the occurrence of a Change of Control to the holders of Series F Preferred Shares.

The “Common Share Price” will be (1) the amount of cash consideration per common share, if the consideration to be received in the Change of Control by holders of the Issuer’s common shares is solely cash; and (2) the average of the closing prices for the Issuer’s common shares on the New York Stock Exchange for the 10 consecutive trading days immediately preceding, but not including, the effective date of the Change of Control, if the consideration to be received in the Change of Control by holders of the Issuer’s common shares is other than solely cash. The last reported sale price of the Issuer’s common shares on the New York Stock Exchange on October 4, 2012 was $45.43 per share.

Use of Proceeds:	The Issuer intends to use the net proceeds from this offering to redeem all of its outstanding 7.375% Series D preferred shares (liquidation preference of $25.00 per share) at an aggregate redemption price of approximately $115.8 million (which includes approximately $800,000 of accrued and unpaid distributions at the anticipated redemption date) plus costs and expenses associated with the redemption. The Issuer intends to use the remaining net proceeds from this offering for general business purposes, which may include funding the acquisition, development or financing of properties. Pending application of any portion of the net proceeds from this offering, the Issuer may invest such proceeds in interest-bearing accounts or short-term interest-bearing securities which are consistent with its qualification as a REIT under the Internal Revenue Code of 1986, as amended.

Listing / Symbol:	New York Stock Exchange / “EPR PrF”

Expected Ratings* (Moody’s/S&P/Fitch):	Ba1 (positive) / B (stable) / BB (stable)

CUSIP / ISIN:	29380T709 / US29380T7090

Joint Book-Running Managers:	Merrill Lynch, Pierce, Fenner & Smith
Incorporated
Citigroup Global Markets Inc.
J.P. Morgan Securities LLC
RBC Capital Markets, LLC

Joint Lead Managers:	Barclays Capital Inc. KeyBanc Capital Markets Inc.

Co-Managers:	FBR Capital Markets & Co. Janney Montgomery Scott LLC

*	Note: A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time.

The Issuer has filed a registration statement (including the Prospectus dated March 16, 2010 and the Preliminary Prospectus Supplement dated October 4, 2012) with the Securities and Exchange Commission (the “SEC”) for the offering to which this communication relates. Before you invest, you should read the Prospectus, the Preliminary Prospectus Supplement and other documents the Issuer has filed with the SEC for more complete information about the issuer and this offering. You may obtain these documents for free by visiting EDGAR on the SEC Web site at http://www.sec.gov. Alternatively, the Issuer, any underwriter or any dealer participating in the offering will arrange to send you the

Prospectus and the Preliminary Prospectus Supplement if you request it by contacting Merrill Lynch, Pierce, Fenner & Smith Incorporated, by telephone at (800) 294-1322 or by email at dg.prospectus_requests@baml.com; Citigroup Global Markets Inc., by telephone at (800) 831-9146 or by email at batprospectusdept@citi.com; J.P. Morgan Securities LLC, by telephone at (212) 834-4533; and RBC Capital Markets, LLC by telephone at (866) 375-6829 or by e-mail at rbcnyfixedincomeprospectus@rbccm.com.